FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period January 24, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Concentration of the Group’s Asset management in New Step

Way forward to quotation of New Step

Turin, 24 January 2006 – the Board of Directors of Sanpaolo IMI decided today to give the go ahead to the second phase of the Savings and Pensions development project, created in 2005 to respond ever better to the emerging needs of customers for the protection of savings and personal pensions.

The Group’s Asset management (in particular, Sanpaolo IMI Asset Management, controlled 100% by Sanpaolo IMI) will thus be concentrated in New Step. The transaction, subject to authorisation by the competent Supervisory Authorities, will allow a New Step to present itself as a European player with leadership in Italy in the sector. In its enlarged form, New Step will have more than 180 billion euro under administration (data at 30 September 2005).

The other aspect of the second phase is the procedure to the quotation of New Step.

Also in view of this objective, the company ha adopted a structure to guarantee the strategic direction, governance and control of the companies operating in the sector. Furthermore, a central structure (“Macchina Operativa”) has been created, to pursue a concentration and rationalisation of all the operational support to production, search for greater cost efficiencies and further improvements in total services. These initiatives, together with the industrial and managerial strengthening launched in recent months, will make it possible to achieve the announced quotation of New Step by the end of the year. The company has held the shareholdings in Assicurazioni Internazionali di Previdenza (AIP) and Banca Fideuram since November 2005.

SANPAOLO IMI
RELAZIONI ESTERNE (www.grupposanpaoloimi.com)		INVESTOR RELATIONS
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Fax 011/5552737
Napoli	081/7913419	e-mail: investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: International Strategy, London Branch

Date: January 24, 2006